Exemption #: 82-5037

July 26, 2004

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated July, 26, 2004, regarding Saskatchewan Wheat Pool concluding the sale of its aquaculture operations. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

C Vancha

Colleen Vancha, Director
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

dlw 7/30

For Immediate Release
Date July 26, 2004
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

POOL CLOSES AQUACULTURE SALE

Saskatchewan Wheat Pool today concluded the sale of its aquaculture operations to Wild West Steelhead, a division of Nil-Ray Farms Ltd., an Alberta-based company.

The Pool announced it was selling its aquaculture interests, consisting of a fish farm on Lake Diefenbaker, in its third quarter news release on June 16. This sale represents the completion of the Pool's exit from the segment formerly known as "Livestock Production and Marketing." The sale will not have any material impact on fourth quarter earnings.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances that allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information, please contact:

Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool